A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05009663


SEC MAIL PROCESSING
RECEIVED
JUL 1 1 2005
WASH. D.C. 198 SECTION

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2005-07-01

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

SUPPL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Management Board Changes at Henkel".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

T. Kuehn H. Nicolas

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 195-2004.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf



VCmail
01.07.2005 11:16
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Jutta Glass/DE/EMEA/HENKEL)
Thema: Press release "Management Board Changes at Henkel"


Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Management Board Changes at Henkel", which we distributed to the media.

With my very best regards

Ernst Primosch

This information is meant for ALL employees. Please, therefore, pass it on to all those who have no Lotus Notes access and thus did not get the information directly.

Press Release

Personnel changes in Laundry & Home Care and Cosmetics/Toiletries

Management Board Changes at Henkel

Düsseldorf - The planned changes in the Management Board of Henkel KGaA have now taken place. Having reached the Company's mandatory retirement age, Klaus Morwind, Executive Vice President Laundry & Home Care, and Uwe Specht, Executive Vice President Cosmetics/Toiletries, have resigned from their offices as members of the Management Board of Henkel KGaA. Morwind's successor is Friedrich Stara (56). Specht's position has been taken over by Hans Van Bylen (44).

cosmetics manufacturer.

"Henkel – A Brand like a Friend." Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10.592 billion euros. More than 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

July 1, 2005

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
press@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Photos are available at:
http://www.press.henkel.com

Presseinformation

–